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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of July, 2006                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     (Check One) Form 20-F  [X]  Form 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             (Check One) Yes  [ ]  No  [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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

      GRUPO RADIO CENTRO REPORTS SECOND QUARTER AND FIRST HALF 2006 RESULTS

PR Newswire -- July 13, 2006

MEXICO CITY, July 13 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the "Company"), one of Mexico's leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2006. All figures were prepared in accordance with the Financial Information Standards issued by the Mexican Board for Research and Development of Financial Standards and have been restated in constant Pesos as of June 30, 2006.

Second Quarter Results

Broadcasting revenue for the second quarter of 2006 was Ps. 234,947,000, representing an increase of 62.4% compared to the Ps. 144,656,000 reported for the same period of 2005. This increase was mainly attributable to the increase in advertising expenditures from political parties in connection with the July 2006 presidential and congressional elections.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2006 were Ps. 122,787,000, representing an increase of 18.9% compared to the Ps. 103,235,000 reported for the same period of 2005. This increase was primarily due to increases in the second quarter of 2006 in (i) sales commissions paid to the Company's general sales force and (ii) the allowance for doubtful accounts, as well as expenses related to additional advertising and marketing campaigns conducted by the Company during the second quarter of 2006.

For the second quarter of 2006, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 112,160,000, an increase of 170.8% compared to broadcasting income of Ps. 41,421,000 reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

Depreciation and amortization for the second quarter of 2006 amounted to Ps. 7,105,000, a 27.6% decrease compared to the Ps. 9,813,000 reported for the same period of 2005. This decrease was mainly attributed to the Company no longer recording in the second quarter of 2006 the depreciation of company vehicles whose useful lives ended in the second quarter of 2006.

For the second quarter of 2006, the Company's corporate, general and administrative expenses were Ps. 3,338,000, a slight decrease compared to Ps. 3,341,000 reported for the same period of 2005.

The Company reported operating income of Ps. 101,717,000 for the second quarter of 2006 compared to operating income of Ps. 28,267,000 for the same period of 2005. This significant increase was mainly attributed to the increase in broadcasting revenue in the second quarter of 2006, which resulted from higher advertising expenditures from political parties in connection with the July 2006 presidential and congressional elections, which more than offset the increase in broadcasting expenses. It is important to notice that corporate, general and administrative expenses practically were not increased in the second quarter of 2006 compared to the same period of 2005.

The Company reported a comprehensive financing gain for the second quarter of 2006 of Ps. 2,223,000 compared to a comprehensive financing gain of Ps. 2,452,000 for the same period of 2005. This slight decrease reflects the reduction in interest expense for the second quarter of 2006 compared to the same period of 2005, which resulted from (i) the cancellation of Ps. 6,451,000 of interest recorded in 2006 on the provision for the contingent liability recorded by the Company in 2003 and (ii) the Company no longer recording interest on bank debt after paying off the remaining balance of its bank debt on May 17, 2006. The favorable effect of this decrease, however, was more than offset by declines in the second quarter of 2006 compared to the same period of 2005 in (i) gain on foreign currency exchange, net, which was due primarily to the depreciation of the Peso against the U.S. dollar in the second quarter of 2006 compared to the appreciation of the Peso against the U.S. dollar for the same period of 2005, and (ii) gain on net monetary position, which was due primarily to a lower inflation rate in the second quarter of 2006 compared to the same period of 2005

During the second quarter of 2006, other expenses, net, totalled Ps. 14,265,000, a 17.2% increase compared to the Ps. 12,173,000 reported in the same period in 2005. This increase was mainly attributed to higher expenses related to the Company's listing, the implementation of the Sarbanes&Oaxley Law and legal expenses during the second quarter of 2006 compared to the same period of 2005.

The Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 89,675,000 for the second quarter of 2006, which is more than four times the Ps. 18,546,000 reported during the same period of 2005.

During the second quarter of 2006, the Company recorded extraordinary income of Ps. 246,198,000, which resulted from the reversal of the Ps. 260,050,000 provision for the contingent liability recorded by the Company in 2003 minus the accumulated foreign exchange loss and interest recorded by the Company in 2006 in relation to the provision. The Company reversed the provision for the contingent liability after a Mexican court set aside and refused to enforce in Mexico the arbitration award issued against the Company in an arbitration proceeding.

For the second quarter of 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 335,873,000 compared to income before provisions for income tax and employee profit sharing of Ps. 18,546,000 reported for the same period of 2005. The Company recorded provisions for income tax and employee profit sharing for the second quarter of 2006 of Ps. 27,395,000 compared to provisions for income tax and employee profit sharing of Ps. 5,726,000 for the same period of 2005. This increase was primarily due to the increase in taxable income for the second quarter of 2006 compared to the same period of 2005.

As a result of the foregoing, the Company's net income for the second quarter 2006 totalled Ps. 308,478,000, compared to a net income of Ps. 12,820,000 reported for same period of 2005.

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

First Half Results

For the six months ended June 30, 2006, broadcasting revenue was Ps. 411,477,000, a 61.5% increase compared to the Ps. 254,794,000 reported for the same period of 2005. This increase was mainly attributable to the increase in advertising expenditures from political parties in connection with the elections that took place during the first half of 2006.

The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) reported for the first six months of 2006 were Ps. 222,515,000, a 14.9% increase compared to the Ps. 193,702,000 reported for the same period of 2005. This increase was primarily due to increases during the first six months of 2006 in (i) sales commissions paid to the Company's general sales force and (ii) the allowance for doubtful accounts, as well as expenses related to additional advertising and marketing campaigns conducted by the Company during the first six months of 2006.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2006, was Ps. 188,962,000, an increase of more than 200% compared to the Ps. 61,092,000 reported for the same period of 2005. This increase was mainly attributable to the increase in broadcasting revenue, which more than offset the increase in broadcasting expenses.

Depreciation and amortization for the first six months of 2006 totalled Ps. 17,695,000, a decrease of 11.0% compared to the Ps. 19,891,000 reported for the same period of 2005. This decrease was mainly attributable to the Company no longer recording in the second quarter of 2006 the depreciation of company vehicles whose useful lives ended in the second quarter of 2006.

The Company's corporate, general and administrative expenses during the first half of 2006 were Ps. 6,953,000, an increase of 3.6% compared to Ps. 6,713,000 reported for the same period of 2005.

As a result of the foregoing, the Company reported operating income of Ps. 164,314,000 for the first half of 2006, which was more than quadruple the Ps. 34,488,000 operating income reported for the same period of 2005.

The Company's comprehensive cost of financing for the first half of 2006 was Ps. 7,407,000, an increase of 89.5% compared to a comprehensive cost of financing of Ps. 3,908,000 for the first half of 2005. This increase reflects the decrease in interest expense for the first six months of 2006 compared to the same period of 2005, which resulted from (i) the cancellation of Ps. 6,451,000 of interest recorded in 2006 on the provision for the contingent liability recorded by the Company in 2003 and (ii) the Company no longer recording interest on bank debt after paying off the remaining balance of its bank debt on May 17, 2006. The favorable effect of this decrease, however, was more than offset by declines for the first six months of 2006 compared to the same period of 2005 in (i) gain on foreign currency exchange, net, which was due primarily to the depreciation of the Peso against the U.S. dollar in the first six months of 2006 compared to the appreciation of the Peso against the U.S. dollar in the same period of 2005, and (ii) gain on net monetary position, which was due primarily to a lower inflation rate for the first six months of 2006 compared to the same period for 2005.

Other expenses, net for the first half of 2006 were Ps. 23,277,000, a 8.1% increase compared to Ps. 21,524,000 reported for the same period of 2005. This increase was mainly attributed to higher expenses related to the Company's listing, the implementation of the Sarbanes&Oaxley Law and legal expenses during the first half of 2006 compared to the same period of 2005.

For the first six months of 2006, the Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 133,630,000, a substantial multiple of the Ps. 9,056,000 reported for the same period of 2005.

During the first six months of 2006, the Company recorded extraordinary income of Ps. 246,198,000, which resulted from the reversal of the Ps. 260,050,000 million provision for the contingent liability recorded by the Company in 2003 less accumulated foreign exchange loss and interest recorded by the Company in 2006 in relation to the provision. The Company reversed the provision for the contingent liability after a Mexican court set aside and refused to enforce in Mexico the arbitration award issued against the Company in an arbitration proceeding.

For the first half of 2006, the Company reported income before provisions for income tax and employee profit sharing of Ps. 379,828,000 compared to income before provisions for income tax and employee profit sharing of Ps. 9,056,000 reported for the same period of 2005. During the first half of 2006, the Company recorded provisions for income tax and employee profit sharing of Ps. 37,452,000 compared to provisions for income tax and employee profit sharing of Ps. 5,772,000 for the same period in 2005. This increase was primarily due to the increase in taxable income for the first half of 2006 compared to the same period of 2005.

As a result of the foregoing, the Company had net income of Ps.
342,376,000 for the first half of 2006 compared to net income of Ps. 3,284,000 for the same period of 2005.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                      CONSOLIDATED UNAUDITED BALANCE SHEETS
                          as of June 30, 2006 and 2005

in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2006 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                           June 30,
                                         --------------------------------------------
                                                     2006                    2005
                                         ----------------------------    ------------
                                           U.S. $(1)          Ps.             Ps.
                                         ------------    ------------    ------------
          ASSETS
Current assets:
  Cash and temporary investments                7,341          83,662          77,253

Accounts receivable:
  Broadcasting, net                            21,413         244,051         157,570
  Other                                           749           8,532           5,744
  Income taxes recoverable                          0               0           3,527
                                               22,162        252,583        166,841

Prepaid expenses                                1,490          16,978          13,737
  Total current assets                         30,993         353,223         257,831

Property and equipment, net                    40,774         464,718         492,092
Deferred charges, net                             901          10,271          13,053
Excess of cost over book value
 of net assets of subsidiaries, net            67,933         774,249         766,449
Other assets                                      282           3,220           3,323
       Total assets                           140,883       1,605,681       1,532,748

        LIABILITIES
Current:
  Notes payable                                     0               0          58,396
  Advances from customers                       5,602          63,847          52,599
  Suppliers and other accounts
   payable                                      4,526          51,580          42,421
  Taxes payable                                 6,331          72,161          21,406
  Contingent liability                              0               0         248,355
  Total current liabilities                    16,459         187,588         423,177

Long-Term:
  Notes payable                                     0               0          87,594
  Reserve for labor  liabilities                4,126          47,024          35,704
  Deferred taxes                                2,075          23,647          37,956
       Total liabilities                       22,660         258,259         584,431

   SHAREHOLDERS' EQUITY
Capital stock                                 102,860       1,172,327       1,175,426
Cumulative (deficit) earnings                  20,145         229,603        (175,152)
Reserve for repurchase of shares                3,481          39,673          42,048
Cumulative effect of deferred
 income taxes                                  (8,715)        (99,331)        (99,331)
Effects from labor liabilities                    (22)           (255)              0
Surplus on restatement of capital                 417           4,750           4,750
Minority interest                                  57             655             576
     Total shareholders' equity               118,223       1,347,422         948,317
   Total liabilities and stockholders'
    equity                                    140,883       1,605,681       1,532,748

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.3973 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2006.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                   CONSOLIDATED UNAUDITED STATEMENTS OF INCOME for the three-month and six-month periods ended June 30, 2006 and 2005 expressed

In Mexican Pesos ("Ps.") with purchasing power as of June 30, 2006 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                2nd Quarter                     Accumulated 6 months
                                 ------------------------------------   ------------------------------------
                                           2006               2005                2006               2005
                                 -----------------------   ----------   -----------------------   ----------
                                  U.S.$ (1)       Ps.          Ps.       U.S.$ (1)       Ps.          Ps.
                                 ----------   ----------   ----------   ----------   ----------   ----------
Broadcasting
 revenue (2)                         20,614      234,947      144,656       36,103      411,477      254,794
Broadcasting expenses,
 excluding depreciation,
 amortization and
 corporate expenses                  10,773      122,787      103,235       19,523      222,515      193,702
Broadcasting income                   9,841      112,160       41,421       16,580      188,962       61,092

Depreciation and
 amortization                           623        7,105        9,813        1,553       17,695       19,891
Corporate, general
 and administrative
 expenses                               293        3,338        3,341          610        6,953        6,713
Operating income                      8,925      101,717       28,267       14,417      164,314       34,488

Comprehensive financing
 gain (cost):
  Interest expense                      (74)        (848)      (8,220)        (807)      (9,203)     (16,648)
  Interest income (2)                   (51)        (579)        (321)          43          490          282
  Gain (loss) on foreign
   currency exchange, net               319        3,634        9,769            3           32        9,159
  Gain (loss) on net
   monetary position                      1           16        1,224          112        1,274        3,299
                                        195        2,223        2,452         (649)      (7,407)      (3,908)

Other expenses, net                  (1,252)     (14,265)     (12,173)      (2,042)     (23,277)     (21,524)
Income (loss) before
 extraordinary item
 and provisions:                      7,868       89,675       18,546       11,726      133,630        9,056

Extraordinary item                   21,601      246,198            0       21,601      246,198            0
Income (loss) before
 provisions                          29,469      335,873       18,546       33,327      379,828        9,056

Provisions for income
 tax & employee profit
 sharing                              2,404       27,395        5,726        3,286       37,452        5,772
Net income (loss)                    27,065      308,478       12,820       30,041      342,376        3,284

Net income (loss)
 applicable to:
  Majority interest                  27,060      308,424       12,801       30,033      342,286        3,260
  Minority interest                       5           54           19            8           90           24
                                     27,065      308,478       12,820       30,041      342,376        3,284

Net income (loss) per
 Series A Share (3)                                                          0.218        2.487        0.195

Net income (loss) per
 ADS (3)                                                                     1.962       22.383        1.755
Weighted average common
 shares outstanding
 (000's) (3)                                                                            162,631      162,558

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.3973 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2006.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2006 and 2005 was Ps. 1,193,000 and Ps. 1,025,000, respectively.
     Interest earned and treated as broadcasting revenue for the six months ended June 30, 2006 and 2005 was Ps. 1,772,000 and Ps. 1,135,000,
     respectively.

(3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             07/13/2006
    /CONTACT: In Mexico: Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, S.A. de C.V., +5255-5728-4800 Ext. 7018, aazpeitia@grc.com.mx; or In NY: Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx/
    /Web site:  http://www.radiocentro.com.mx /
    (RC)

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)


Date: July 13, 2006                             By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer

                                        9